UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

July 10, 2006

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _____.

EXHIBIT INDEX

Exhibit	Description
99.1	UB sells Southern European business

10 July 2006

UB sells Southern European business

United Biscuits (‘UB’), a leading European manufacturer of biscuits and snacks, today announced it has agreed to sell its Southern European business to Kraft Foods Inc. (‘Kraft’) for an enterprise value of £575 million.  The agreement also returns to Kraft the rights to all Nabisco trademarks, including Oreo and Ritz, in the European Union, Eastern Europe, the Middle East and Africa.  The deal is subject to the consent of UB’s senior bank lenders.

UB’s Southern European business is the largest biscuit manufacturer in Spain and Portugal with approximately 26% and 37% market share respectively.  UB purchased the Southern European business from Nabisco Holdings in July 2000 and became the market leader in Portugal in 2004 with the acquisition of Triunfo Productos Alimentares S.A (‘Triunfo’).

UB is the number one player in the UK biscuit market with well-known household brands such as McVitie’s, go ahead! and Jacob’s.  UB is also the number two business in the biscuit markets in France and Belgium, joint number one in the Netherlands, the number two in the UK bagged snacks market and UK cake market and the number one in the UK nuts market.

After closing, Kraft will no longer have any rights or interest in UB or any of its affiliates. Cinven, PAI and MidOcean Partners remain as UB shareholders.

Malcolm Ritchie, Chief Executive, UB says: “Kraft is the natural buyer for our Southern European business as it sells a number of brands like Oreo under license from Kraft.   The rest of our business, representing approximately 82% of group turnover, which is based in the UK and Northern Europe, remains unchanged and we are focused on maximising our significant presence in both these markets.  We reported a strong start for the first quarter of 2006 and we continue to see opportunities to further develop our key brands in all sectors, including healthy and indulgent.”

- Ends -

This press release includes statements that are, or may be deemed to be, "forward-looking statements". The terms "anticipates," "believes," "expects," estimates," "intends," "plans," "may," "will" or "should" and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled "Risk Factors" in our annual report on Form 6-K filed with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

For further information, please contact:

Cardew Group

Anthony Cardew	Tel: 020 7930 0777	Mobile:
Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650

Notes to Editors

UB was advised by Goldman Sachs, Allen & Overy,

United Biscuits

•         UB is the leading manufacturer and marketer of biscuits in the U.K., Spain and Portugal, joint number one in the Netherlands and the second largest in France and Belgium.

•         In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•         UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for almost 90% of sales in 2005.

•         Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre, Verkade and Sultana in Europe.

•         McVitie’s is among the best known brands in the U.K.. McVitie’s biscuits were purchased by over 85% of UK households in 2005.

•         UB owns and operates 22 manufacturing facilities of which 11 are in the U.K..

•         UB employs over 10,000 people of whom over 8,000 work in the U.K..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 10, 2006

UNITED BISCUITS FINANCE PLC
(Registrant)

By:	/s/ Malcolm Ritchie
Name:	Malcolm Ritchie
Title:	Chief Executive Officer